

Mail Stop 3561

December 2, 2015

<u>Via E-mail</u>
GE Honglin
Chairman of the Board
Aluminum Corporation of China Limited
No. 62 North Xizhimen Street, Haidian District, Beijing
People's Republic of China (100082)

      Re: Aluminum Corporation of China Limited
               Annual Report on Form 20-F
               Filed April 15, 2015
               File No. 001-15264

Dear Mr. Honglin:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                       Sincerely,

                       /s/ David Link for

                       John Reynolds
                       Assistant Director
                       Office of Beverages,
                       Apparel, and Mining

cc: Christopher Shen, Esq.
        Baker and McKenzie